SEC FILE NO. 70-7926









                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549







                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS












                                    GPU, INC.
                      JERSEY CENTRAL POWER & LIGHT COMPANY
                           METROPOLITAN EDISON COMPANY
                          PENNSYLVANIA ELECTRIC COMPANY

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



--------------------------------------------
                  In the Matter of           :
                                             :
GPU, Inc.                                    :
Jersey Central Power & Light Company         :Certificate Pursuant
Metropolitan Edison Company                  :To Rule 24 of Partial
Pennsylvania Electric Company                :Completion of Transactions
                                             :
                                             :
                  File No. 70-7926           :
                                             :
(Public Utility Holding Company Act of 1935) :
-------------------------------------------- :


To the Members of the Securities and Exchange Commission:

            The undersigned, GPU, Inc. ("GPU"), Jersey Central Power & Light Company ("JCP&L"), Metropolitan Edison Company ("Met-Ed") and Pennsylvania Electric Company ("Penelec"), collectively referred to as the "GPU Companies", do hereby certify pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935, that certain of the transactions proposed in the Declaration, as amended, filed in SEC File No. 70-7926, have been carried out in accordance with the terms and conditions of, and for the purposes requested in, said Declaration and pursuant to the Commission's Order, dated March 18, 1992, and Supplemental Orders, dated October 26, 1994, July 17, 1996, December 22, 1997, June 22, 1999, December 15, 2000, and May 2, 2001, with respect to said Declaration, as follows:

            1. At the close of business on June 30, 2001, the GPU Companies had outstanding unsecured short-term promissory notes representing bank borrowings under the Amended and Restated Credit Agreement, dated as of May 1, 2001, among the GPU Companies; the banks named therein, and The Chase Manhattan Bank, as Administrative Agent, and JP Morgan and Salomon Smith Barney Inc., as Joint Lead Arrangers, as follows:

          Company                               Amount
          -------                               ------
          GPU                                 $     0
          JCP&L                                106,000,000
          Met-Ed                                98,000,000
          Penelec                              109,000,000

            During the period July 1, 2001 through September 30, 2001, the GPU Companies issued unsecured promissory notes representing bank borrowings under the Amended and Restated Credit Agreement as follows:

GPU, Inc.
---------

Issue Date            Maturity Date                     Amount
----------            -------------                     ------
08/29/01                10/01/01                       7,000,000

JCP&L
-----

Issue Date            Maturity Date                     Amount
----------            -------------                     ------

07/12/01                07/27/01                      29,000,000


Met-Ed
------

Issue Date            Maturity Date                     Amount
----------            -------------                     ------

07/02/01                08/13/01                      10,000,000
07/12/01                08/13/01                      26,000,000
08/13/01                09/13/01                      36,000,000
08/21/01                08/31/01                      24,000,000
08/31/01                10/01/01                      24,000,000
09/13/01                10/15/01                      36,000,000
09/20/01                09/25/01                      40,000,000

Penelec
-------

Issue Date            Maturity Date                     Amount
----------            -------------                     ------


09/20/01                10/19/01                      65,000,000

            During the period July 1, 2001 through September 30, 2001, the GPU Companies repaid unsecured promissory notes representing bank borrowings under the Amended and Restated Credit Agreement as follows:

GPU
---

Date                  Bank                          Amount
----                  ----                          ------

                      NONE

JCP&L
-----

Date                          Bank                       Amount
----                          ----                       ------
7/12/01                CHASE MANHATTAN BANK          106,000,000
7/27/01                CHASE MANHATTAN BANK           29,000,000


Met-Ed
------

Date                          Bank                       Amount
----                          ----                       ------

7/2/01                 CHASE MANHATTAN BANK           10,000,000
7/12/01                CHASE MANHATTAN BANK           88,000,000
8/13/01                CHASE MANHATTAN BANK           26,000,000
8/13/01                CHASE MANHATTAN BANK           10,000,000
8/31/01                CHASE MANHATTAN BANK           24,000,000
9/13/01                CHASE MANHATTAN BANK           36,000,000
9/25/01                CHASE MANHATTAN BANK           40,000,000


Penelec
-------
Date                          Bank                       Amount
----                          ----                       ------
7/12/01                CHASE MANHATTAN BANK          109,000,000


            To summarize the above transactions, at September 30, 2001 the GPU Companies had outstanding unsecured promissory notes pursuant to the Amended and Restated Credit Agreement as follows:

            Company                             Amount
            -------                             ------

            GPU                           $  17,000,000
            JCP&L                                    0
            Met-Ed                           60,000,000
            Penelec                          65,000,000

            2. At the close of business on June 30, 2001, the GPU Companies had outstanding unsecured short-term promissory notes issued as commercial paper as follows:


            Company                             Amount
            -------                             ------

            GPU                                $    0
            JCP&L                                   0
            Met-Ed                                  0
            Penelec                                 0

            During the period July 1, 2001 through September 30, 2001, the GPU Companies issued and sold (and paid at maturity where such commercial paper matured on or before September 30, 2001) unsecured short-term promissory notes as commercial paper as follows:


GPU
---

Date of Issuance              Maturity Date                Amount
----------------              -------------                ------

                                 NONE


JCP&L
-----

Date of Issuance              Maturity Date                Amount
----------------              -------------                ------

                                 NONE


Met-Ed
------

Date of Issuance              Maturity Date                Amount
----------------              -------------                ------

                                 NONE


Penelec
-------

Date of Issuance              Maturity Date                Amount
----------------              -------------                ------

                                 NONE


            To summarize the above transactions, at September 30, 2001, the GPU Companies had outstanding unsecured short-term promissory notes issued as commercial paper as follows:


            Company                                Amount
            -------                                ------

            GPU                                 $      0
            JCP&L                                      0
            Met-Ed                                     0
            Penelec                                    0


            3. At the close of business on June 30, 2001, the GPU Companies had outstanding unsecured short-term promissory notes representing bank borrowings under informal bank lines, as follows:

            Company                                Amount
            -------                                ------

            GPU                                 $     0
            JCP&L                                     0
            Met-Ed                                    0
            Penelec                                   0



            During the period July 1, 2001 through September 30, 2001, the GPU Companies issued unsecured promissory notes representing bank borrowings under informal bank lines of credit as follows:


GPU
---

Issue
Date              Bank                            Amount         Maturity
----              ----                            ------         --------

                                      NONE


JCP&L
-----

Issue
Date              Bank                            Amount         Maturity
----              ----                            ------         --------

                                      NONE


Met-Ed
------

Issue
Date              Bank                            Amount         Maturity
----              ----                            ------         --------

07/20/01    US NATIONAL BANK                     8,000,000       07/27/01
08/01/01    MERCHANTS BANK OF BANGOR             2,000,000       08/17/01
08/02/01    US NATIONAL BANK                     6,000,000       08/03/01
08/20/01    MERCHANTS BANK OF BANGOR             2,000,000       09/05/01


Penelec
-------

Issue
Date              Bank                            Amount         Maturity
----              ----                            ------         --------

08/02/01    US NATIONAL BANK                     4,000,000       08/03/01
08/20/01    US NATIONAL BANK                    10,000,000       08/27/01
08/27/01    US NATIONAL BANK                     5,800,000       08/28/01
08/31/01    US NATIONAL BANK                    10,000,000       09/07/01
09/07/01    US NATIONAL BANK                     2,600,000       09/11/01

            Each such unsecured promissory note bears interest at a rate (after giving effect to any fees or compensating balance requirements) not exceeding 125% of the greater of (A) the lending bank's prime rate for commercial borrowings in effect from time to time, and (B) the Federal Funds Rate plus 1/2 of 1%, as in effect at the date of borrowing.

            During the period of July 1, 2001 through September 30, 2001, the GPU Companies repaid unsecured promissory notes issued to banks, as follows:


GPU
---

Date              Bank                            Amount
----              ----                            ------

                                      NONE


JCP&L
-----

Date              Bank                            Amount
----              ----                            ------

                                      NONE


Met-Ed
------

Date              Bank                            Amount
----              ----                            ------

07/27/01    US NATIONAL BANK                     8,000,000
08/03/01    US NATIONAL BANK                     6,000,000
08/17/01    MERCHANTS BANK OF BANGOR             2,000,000
09/05/01    MERCHANTS BANK OF BANGOR             2,000,000


Penelec
-------

Date              Bank                            Amount
----              ----                            ------

08/03/01    US NATIONAL BANK                     4,000,000
08/27/01    US NATIONAL BANK                    10,000,000
08/28/01    US NATIONAL BANK                     5,800,000
09/07/01    US NATIONAL BANK                    10,000,000
09/11/01    US NATIONAL BANK                     2,600,000



            To summarize the above transactions, at September 30, 2001 the GPU Companies had outstanding unsecured promissory notes pursuant to informal bank lines of credit as follows:

            Company                                Amount
            -------                                ------

            GPU                                 $      0
            JCP&L                                      0
            Met-Ed                                     0
            Penelec                                    0


            4. At the close of business on June 30, 2001, Met-Ed and Penelec had outstanding demand notes representing intercompany loans from GPU, as follows:



            Company                                Amount
            -------                                ------

            Met-Ed                              50,000,000
            Penelec                             40,000,000



            During the period July 1, 2001 through September 30, 2001, Met-Ed and Penelec issued demand notes representing intercompany loans from GPU, as follows:


Met-Ed
------

Issue Date                      Amount                   Maturity
----------                      ------                   --------

07/23/01                      50,000,000                 08/23/01
08/23/01                      50,000,000                 09/24/01
09/24/01                      50,000,000                 10/24/01


Penelec
-------

Issue Date                      Amount                   Maturity
----------                      ------                   --------

07/23/01                      40,000,000                 08/23/01
08/23/01                      40,000,000                 09/24/01
09/24/01                      40,000,000                 10/24/01



            During the period July 1, 2001 through September 30, 2001, Met-Ed and Penelec repaid demand notes issued to GPU, as follows:

Met-Ed
------

Date                           Amount
----                           ------

07/23/01                     50,000,000
08/23/01                     50,000,000
09/24/01                     50,000,000
09/25/01                     50,000,000


Penelec
-------


Date                           Amount
----                           ------

07/23/01                     40,000,000
08/23/01                     40,000,000
09/24/01                     40,000,000



            To summarize the above transactions, at September 30, 2001, Met-Ed and Penelec had outstanding demand notes pursuant to intercompany loans from GPU, as follows:


            Company                               Amount
            -------                               ------

            Met-Ed                                   0
            Penelec                             40,000,000

                                    SIGNATURE
                                    ---------


           PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                 GPU, INC.
                                 JERSEY CENTRAL POWER & LIGHT COMPANY
                                 METROPOLITAN EDISON COMPANY
                                 PENNSYLVANIA ELECTRIC COMPANY



                                 By: /s/ T. G. Howson
                                      ----------------------------
                                      T. G. Howson
                                      Vice President and Treasurer


Date: October 9, 2001